Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Yingli Green Energy Holding Company Limited:
We consent to the incorporation by reference in the registration statement No. 333-148353 on Form S-8 of Yingli Green Energy Holding Company Limited and in the registration statement No. 333-155782 on Form F-3 of Yingli Green Energy Holding Company Limited of our reports dated May 11, 2011, with respect to the consolidated balance sheets of Yingli Green Energy Holding Company Limited as of December 31, 2009 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 20-F of Yingli Green Energy Holding Company Limited.
/s/ KPMG
Hong Kong, China
May 11, 2011